

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Brandon Hargett, CEO
High Plains Gas, Inc.
1200 East Lincoln St.
Gillette, Wyoming 82717

>   **Re: High Plains Gas, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed April 16, 2012**
>   **File No. 000-54353**

Dear Mr. Hargett:

   We issued comments to you on the above captioned filing on December 20, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 13, 2013.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3686 if you have questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief